April 4, 2011
VIA EDGAR
Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Buckeye Partners, L.P. Registration Statement on Form S-3 Filed March 3, 2011 File No. 333-172581

Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 28, 2011 File No. 1-09356
Dear Mr. Schwall,
     On behalf of Buckeye Partners, L.P. (the “Registrant”), we are submitting this letter in response to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated March 30, 2011 (the “Comment Letter”), with respect to the above captioned filings. Following resolution of the Staff’s comments with respect to its Form 10-K, the Registrant expects to file Amendment No. 1 to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), as well as an amendment to its annual report on Form 10-K/A, to reflect the changes described in this letter. For your convenience, the exact text of the comments provided in the Comment Letter has been included in bold face type in the order presented in the letter from the Staff. The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Securities and Exchange Commission April 4, 2011 Page 2
Registration Statement on Form S-3
Information We Incorporate by Reference, page 2
1.	This letter includes comments relating to the Form 10-K you filed on February 28, 2011. You will not be in a position to request accelerated effectiveness for this Form S-3 registration statement until all open issues have been resolved, including the comments pertaining to the Form 10-K.

Response: The Registrant acknowledges the Staff’s comment and will not request acceleration for effectiveness of the Registration Statement until all open issues have been resolved.
2.	Your Form S-3 does not appear to include a complete prospectus for purposes of Section 10(a) of the Securities Act. It lacks the information to be provided in your definitive proxy statement, which is referenced in Part III of the Form 10-K you filed February 28, 2011. We will not be in a position to consider a request for accelerated effectiveness of the Form S-3 until such time as we have had the opportunity to review the referenced definitive proxy statement or an amended Form 10-K which provides the Part III information. Please see the Division’s C&DI Question and Answer 123.01 regarding information required in a prospectus which forms part of Form S-3. The C&DI may be found at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.
Response: The Registrant acknowledges the Staff’s comment. The Registrant expects to file its definitive proxy statement on or around April 18, 2011 and will not request acceleration of effectiveness of the Registration Statement until thereafter.
3.	With your next amendment, please revise to incorporate by reference all filings which Item 12(a)(2) of Form S-3 specifies. For example, several required filings on Form 8-K do not appear in the list.
Response: The Registrant will revise the Registration Statement by amending and restating the list of documents it incorporates by reference as follows (added text is underlined):
[Information We Incorporate by Reference, pg. 2]
The documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act (excluding those furnished to the SEC on Form 8-K), prior to the termination of the offering, are incorporated by reference in this prospectus.
•	Annual Report on Form 10-K for the year ended December 31, 2010, filed on February 28, 2011, as amended by Form 10-K/A, filed on April _, 2011;

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•	Current Reports on Form 8-K, filed on December 21, 2010, January 4, 2011, January 7, 2011, January 19, 2011, January 19, 2011 (excluding information furnished pursuant to Item 7.01), January 20, 2011, January 27, 2011, February 2, 2011, February 17, 2011 (excluding information furnished pursuant to Item 2.02), February 22, 2011, March 16, 2011 (excluding information furnished pursuant to Item 2.02), March 18, 2011, and March 23, 2011 (excluding information furnished pursuant to Item 7.01); and
•	The description of our limited partnership units contained in the Registration Statement on Form 8-A filed on August 9, 2005.
The Registrant proposes to add the Current Report on Form 8-K, filed on December 21, 2010, notwithstanding Item 12(a)(2) of Form S-3, because the Current Report on Form 8-K, filed on January 20, 2011 incorporates certain Items of that Report by reference.
Selling Unitholders, page 31
4.	Please disclose whether the selling unitholder is an affiliate of a broker-dealer. If the selling unitholder is an affiliate of a registered broker-dealer, please indicate whether it acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition it had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.
Response: The Registrant will revise the Registration Statement accordingly.
5.	Please disclose the individual or individuals who exercise the voting and dispositive powers over the units to be offered by Vopak Bahamas B.V.
Response: The Registrant will revise the Registration Statement accordingly.
Exhibit 5.1
6.	Please obtain and file a new or revised opinion that addresses the following comments.

Response: Attached hereto as Exhibit A is a revised draft of our proposed opinion. In the draft, the added text is underlined, and the deleted text is stricken through.
7.	Please ask counsel to remove from its opinion the assumption it identifies as assumption (vi), or explain to us why that assumption is both necessary and appropriate. Refer generally to Item 9 of Form S-3.

Response: Attached hereto as Exhibit A is a revised draft of our proposed opinion, in which we remove the identified assumption. In the draft, the deleted text is shown as stricken through.

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8.	Counsel’s opinion indicates in part that for each listed security, the units are or will be “fully paid (to the extent required under the Partnership Agreement) and non-assessable (except as such non-assessability may be affected by matters described in [certain sections of] the Delaware Act.” Rather than discussing the extent to which the units will be “fully paid” or “non-assessable” in this context, the opinion must clearly state whether, solely by reason of their ownership of the securities, purchasers will have any obligation to make payments to Buckeye Partners, L.P. (other than the initial purchase price for the securities) or to make contributions to the registrant. Not only must the opinion describe all such potential obligations, but you also must prominently disclose any such obligations in the prospectus which forms a part of the Form S-3 registration statement. Also, the reader should not need to review external sources to understand the scope, applicability, or limitations of the opinion(s) counsel renders.
Response: Attached hereto as Exhibit A is a revised draft of our proposed opinion, including the requested disclosure; the added text is underlined, and the deleted text is stricken through. The Registrant respectfully submits that the potential obligations of purchasers are described on page 8 of the Registration Statement under the heading, “Our Amended and Restated Partnership Agreement—Limited Liability,” and on page 31 of the Form 10-K under the heading “Risk Factors—Risks Relating to Partnership Structure—Unitholders may not have limited liability in some circumstances.”
Form 10-K for Fiscal Year Ended December 31, 2010
Cautionary Note Regarding Forward-Looking Statements, page 2
9.	Please revise to eliminate the suggestion that you “do not assume responsibility for the accuracy and completeness of such statements,” insofar as you are responsible for both the accuracy and completeness of all disclosure which appears in your filings with the Commission. We also remind you that the safe harbor for forward-looking statements does not extend to any statements related to the operations of a partnership. See Exchange Act Section 21E(b)(2)(E).

Response: The Registrant will, following resolution of the Staff’s comments 9 through 12, file an amended Form 10-K for the year ended December 31, 2010 (“Amended Form 10-K”). The Amended Form 10-K will restate the referenced sentence as follows: “Although the expectations in the forward-looking statements are based on our current beliefs and expectations, caution should be taken not to place undue reliance on any such forward-looking statements because such statements speak only as of the date hereof.” The Registrant acknowledges the limitations of, and exceptions to, Exchange Act Section 21E(b)(2)(E) and for this reason has not referenced the Private Securities Litigation Reform Act safe harbor in this section. The Registrant believes the cautionary language is an appropriate and meaningful warning to investors of the risks involved in the prospective nature of the forward-looking statements.

Securities and Exchange Commission April 4, 2011 Page 5
Environmental Regulation, page 19
10.	We note your disclosure that your pipelines cross numerous navigable rivers and streams and your disclosure on page 12 regarding the marine infrastructure of BORCO’s terminal facility. Additionally, you state that “any spill or other release of petroleum products into navigable waters may result in material costs and liabilities to [you].” Please review your disclosure to ensure that you have disclosed all material information regarding your liability arising from a potential spill. For example, and without limitation, please address the following:
•	Disclose your insurance coverage with respect to any liability related to any such event. Such disclosure should address the types of claims covered, and the applicable policy limits and deductibles. For example, and without limitation, such disclosure should address your insurance coverage with respect to any liability related to any resulting negative environmental effects. We note the general disclosure at pages 29 and 65 in that regard.
•	Disclose any related provisions in your contracts with customers or other business partners with respect to allocation of liability or indemnification. Such disclosure should address any limitations on such liability or indemnification.
Such disclosure should be set forth in the “Business,” “Properties,” and “Risk Factors” sections of your annual report, as applicable. Please provide a sample of your proposed disclosure for our review.
Response: In response to the Staff’s comment regarding specific disclosure of policy limits and deductibles of environmental hazard insurance coverage, the Registrant respectfully submits that it does not believe it is necessary to quantify specifically the dollar limits of the insurance the Registrant maintains for pollution and environmental risks in order for its investors to gain an understanding of the material aspects of its insurance program. Further, the Registrant believes that the disclosure of such amount could result in increased claims, additional claims, or both, against it. The Registrant proposes that the Amended Form 10-K will include the following disclosure immediately following Item 1. “Business—Regulation” on page 21:
Environmental Hazards and Insurance
     Our business involves a variety of risks, including the risk of natural disasters, adverse weather, fire, explosions, and equipment failures, any of which could lead to environmental hazards such as petroleum product spills and other releases. If any of these should occur, we could incur legal defense costs and environmental remediation costs, and could be required to pay amounts due to injury, loss of life, damage or destruction to property, natural resources and equipment, pollution or environmental damage, regulatory investigation and penalties and suspension of operations.

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     We are covered by site pollution incident legal liability insurance policies subject to a maximum self-insured retention of $4.5 million and per incident and aggregate limits that we believe are in line with industry standards. The policies include coverage for sudden and accidental or gradual releases at our listed sites. The policies also include a contractor’s pollution coverage endorsement. The insurance policies expire on September 30, 2012. The policies insure (i) claims, remediation costs, and associated legal defense expenses for pollution conditions at, or migrating from, a covered location, and (ii) the transportation risks associated with moving waste from a covered location to any location for unloading or depositing waste. The premises pollution liability policies contain exclusions, conditions, and limitations that could apply to a particular pollution claim, and may not cover all claims or liabilities we incur.
     In addition to the site pollution incident legal liability insurance policies, we maintain casualty insurance policies that provide coverage for sudden and accidental releases. Coverage under the casualty insurance is secondary to the site pollution incident legal liability policies and is subject to a maximum self-insured retention of $25.0 million. Limits on our casualty liability insurance policies have per incident and aggregate limits that we believe are in-line with industry standards. The insurance policies expire on September 30, 2011. The pollution coverage provided in the casualty insurance policies contains exclusions, definitions, conditions and limitations that could apply to a particular pollution claim, and may not cover all claims or liabilities we incur.
     We generally are not entitled to seek indemnification from our contractual counterparties for any environmental damage caused by the release of products we store, throughput or transport for such counterparties. As discussed above, we maintain insurance policies that are designed to mitigate the risk that we may incur costs and losses in connection with any such a release of products from our facilities, and we believe that the policy limits under site pollution incident legal liability and casualty insurance policies are within the range that is customary for companies of our size that operate in our business segments and is appropriate for our business.
     We attempt to reduce our exposure to third party liability by requiring indemnification and access to third party insurance from our contractors or entities who require access to our facilities and our right of way. We have requirements for limits of insurance provided by third parties which we believe are in accordance with industry standards and proof of third party insurance documentation is retained prior to commencement of work.
     We have written plans for responding to emergencies along our pipeline system and at our terminal facilities. These plans describe the organization, responsibilities and actions for responding to emergencies are reviewed annually and updated as necessary. Our facilities are designed with product containment structures and we maintain various additional oil containment and recovery equipment that would be deployed in the event of an emergency. We are a member of ten Oil Spill Cooperatives

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or mutual aid groups. We maintain more than 50 contract relationships with United States Coast Guard certified oil spill response organizations, spill response contractors and remediation management consultants. This ensures access to spill response equipment (including boom, recovery pumps, response vehicles, response vessels and response trailers), monitoring and sampling equipment, personal protective equipment and technical expertise needed to respond to an emergency event. We also perform spill response drills to review and exercise the response capabilities of our personnel, contractors and emergency management agencies. Additionally, we have a Crisis Management Team within our organization to provide strategic direction, ensure availability of company resources and manage communications in the event of an emergency situation.
     In addition, the Registrant proposes to revise its risk factor on page 29 of the Form 10-K as follows (added text is underlined):
Our operations are subject to operational hazards and unforeseen interruptions for which we may not be insured or entitled to indemnification.
     Our operations are subject to operational hazards and unforeseen interruptions such as natural disasters, adverse weather, accidents, fires, explosions, hazardous materials releases and other events beyond our control. These events might result in a loss of equipment or life, injury, or extensive property damage, as well as an interruption in our operations. Our operations are currently covered by property, casualty, workers’ compensation and environmental insurance policies. In the future, however, we may not be able to maintain or obtain insurance of the type and amount desired at reasonable rates. As a result of market conditions, premiums and deductibles for certain insurance policies have increased substantially, and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers are now requiring broad exclusions for losses due to war risk and terrorist acts. Further, our environmental pollution coverage is subject to exclusions, conditions and limitations that could apply to a particular pollution claim or may not cover all claims or liabilities we incur. The contracts with our customers and other business partners involve risk-allocation and indemnification provisions. However, pursuant to these contracts we generally may not seek indemnification from a counterparty for liabilities, including those associated with the release of petroleum products, arising at a time in which we are in possession of the product owned by the counterparty. If we were to incur a significant liability for which we were not fully insured, or insured at all, it could have a material adverse effect on our financial position, thereby reducing our ability to make distributions to Unitholders, or payments to debt holders.
11.	In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event that petroleum products are released into water. Describe and quantify the resources available to you,

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including resources in your possession or available to you through contracts with third parties, for the purposes of mitigating and cleaning up oil spills.

Response: In response to the Staff’s comment, the Registrant proposes that the Amended Form 10-K will include the fifth paragraph in the new section entitled, “Business— Environmental Hazards and Insurance” as set forth in the response to comment 9 above.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Energy Services, page 52
12.	We note you attribute the increases in revenue and cost of product sales under the Energy Services segment from 2009 to 2010 to the increases in product volumes sold and refined petroleum product prices. You also disclose the sales volumes in 2010, 2009 and 2008 under the Energy Services segment on page 47. Given that Energy Services is your largest segment, please expand your disclosure to provide the average sales prices and average cost for all the periods covered by your financial statements. Please also quantify the amount of the changes contributed by each of the factors that you identify. We refer you to Item 303(a)(3)(iii) of Regulation S-K for further guidance.

Response: The Registrant acknowledges that the Energy Services segment contributes the largest amount of revenue and expenses on a gross basis; however, the Registrant also respectfully submits that Energy Services is the fourth largest segment behind Pipeline Operations, Terminalling & Storage, and Natural Gas Storage based on operating income and EBITDA. Energy Services was 0.48% and 6.4% of the Registrant’s overall operating income in 2010 and 2009, respectively. In response to the Staff’s comment, the Registrant proposes that the Amended Form 10-K will include the following revised disclosure (added text is underlined, deleted text is stricken through):

[Year Ended December 31, 2010 Compared to Year Ended December 31, 2009—Consolidated—Revenue, page 48]
Revenue. Revenue was $3,151.3 million for the year ended December 31, 2010, which is an increase of $1,380.9 million, or 78.0%, from the year ended December 31, 2009. The increase in revenue for the year ended December 31, 2010 as compared to the corresponding period in 2009 was caused primarily by the following:
•	an increase of $1,356.6 million in revenue from the Energy Services segment, resulting from an overall increase in refined petroleum product prices and volumes of product sold during the year ended December 31, 2010 as compared to the corresponding period in 2009. The 484 million gallon increase in sales volume resulted in an increase in revenue of approximately $831.2 million, and the increase

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in the average sales price per gallon from $1.72 in 2009 to $2.18 in 2010, or approximately $0.46 per gallon, contributed to an increase in revenue of approximately $525.4 million;

•	an increase of $38.4 million in revenue from the Terminalling & Storage segment, resulting from increased revenue from terminals acquired in November 2009 and in the fourth quarter of 2010, increased throughput volumes, increased fees, increased storage and rental revenue, including $5.0 million in storage fees from previously underutilized tankage identified in connection with our best practices initiative and other marketing opportunities, and favorable settlement experience;

•	an increase of $8.2 million in revenue from the Pipeline Operations segment, resulting primarily from the benefit of higher tariff rates, favorable settlement experience and increased revenues from pipeline assets acquired in November 2009, partially offset by the impact of slightly lower transportation volumes; and

•	an increase of $3.6 million in revenue from the Development & Logistics segment, resulting primarily from the sale of ammonia linefill and from the assignment of certain service contracts from the Pipeline Operations segment to the Development & Logistics segment in April 2010.
The increase in revenue was partially offset by:
•	a decrease of $3.9 million in revenue from the Natural Gas Storage segment, resulting primarily from lower fees from hub services transactions recognized as revenue.
[Year Ended December 31, 2010 Compared to Year Ended December 31, 2009—Consolidated—Total Costs and Expenses, page 48]
Total Costs and Expenses. Total costs and expenses were $2,871.8 million for the year ended December 31, 2010, which is an increase of $1,305.2 million, or 83.3%, from the corresponding period in 2009. Total costs and expenses reflect:
•	an increase in refined petroleum product prices, which, coupled with an increase in volume sold, resulted in a $1,371.5 million increase in the Energy Services segment’s cost of product sales in 2010 as compared to 2009. The average cost of product sold increased from approximately $1.66 per gallon in 2009 to approximately $2.16 per gallon in 2010, or approximately $0.50 per gallon, resulting in an increase in cost of product sold of approximately $568.6 million, and sales volumes increased 484 million gallons between 2009 and 2010, contributing $803.0 million to the increase in cost of product sold;

•	an increase of $9.6 million in costs and expenses of the Terminalling & Storage segment, resulting primarily from higher operating expense for terminals acquired in

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November 2009 and in the fourth quarter of 2010, professional fees related to the BORCO acquisition, higher integrity program expenses and higher bad debt expense, partially offset by expenses recognized in 2009 for organizational restructuring, lower environmental remediation expenses and lower payroll and benefits costs;

•	an increase of $10.7 million in costs and expenses of the Natural Gas Storage segment, resulting from higher costs associated with hub services transactions recognized as expense caused primarily by general market conditions as discussed above;

•	an increase of $5.4 million in costs and expenses of the Development & Logistics segment, primarily resulting from $2.4 million of expenses related to the write-off in the 2010 period of a portion of an outstanding receivable balance and other costs associated with a customer bankruptcy and due to the assignment of certain service contracts from the Pipeline Operations segment to the Development & Logistics segment in April 2010;

•	an increase of $4.9 million in depreciation and amortization, which is not a component of Adjusted EBITDA as presented in the reconciliation above, primarily on assets placed in service in the second half of 2009 in connection with the Kirby Hills Phase II expansion project, on certain internal-use software placed in service in the fourth quarter of 2009 and on assets acquired in November 2009;

•	an increase of $4.6 million in non-cash unit-based compensation expense, which is not a component of Adjusted EBITDA as presented in the reconciliation above; and

•	the recognition of $21.1 million of compensation expense in the 2010 period, which is not a component of Adjusted EBITDA as presented in the reconciliation above, related to the modification of an equity compensation plan (see Note 18 in the Notes to Consolidated Financial Statements).
[Year Ended December 31, 2010 Compared to Year Ended December 31, 2009—Energy Services, page 52]
Energy Services
     Adjusted EBITDA. Adjusted EBITDA from the Energy Services segment of $5.9 million for the year ended December 31, 2010 decreased by $13.4 million, or 69.7%, from $19.3 million for the corresponding period in 2009. The decrease in Adjusted EBITDA was driven by lower rack margins and fewer opportunities to optimize our storage capacity as opportunistic prices for holding product in inventory were not as prevalent in 2010, as compared to 2009. At the rack, sales volumes were 73.9% higher than 2009; however, competitive pricing and an abundance of supply suppressed rack margins throughout the first half of the year. Rack margins began to rebound in the

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second half of the year as we entered the heating season, and inventory levels were being pulled down followed by a rise in crude oil prices; however, the increased margins in the second half of 2010 were not enough to overcome the lower margins recognized in the first half of 2010. The revenue and expense factors affecting the variance in Adjusted EBITDA are more fully discussed below.
     Revenue. Revenue from the Energy Services segment was $2,481.6 million for the year ended December 31, 2010, which is an increase of $1,356.6 million, or 120.6%, from the corresponding period in 2009. The increase in revenue was primarily due to an increase in refined petroleum product ~~prices in the 2010 period, which correspondingly increased the cost of product sales~~ average sales price of approximately $0.46 per gallon (average sales price per gallon was $2.18 and $1.72 for 2010 and 2009, respectively) resulting in an increase of $525.4 million in the 2010 period, and an increase of 73.9% in sales volumes that contributed an additional $831.2 million in revenue.
     Total Costs and Expenses. Total costs and expenses from the Energy Services segment were $2,482.9 million for the year ended December 31, 2010, which is an increase of $1,371.0 million, or 123.3%, from the corresponding period in 2009. The increase in total costs and expenses was primarily due to a $1,371.5 million increase in cost of product sales as a result of increased volumes sold and an increase in refined petroleum product prices (average cost of product sold per gallon was $2.16 and $1.66 for 2010 and 2009, respectively). The increase in the cost of product sold between 2009 and 2010 was due to the 73.9% increase in volume, and the $0.50 per gallon increase in product sales price was $803.0 million and $568.6 million, respectively. Total costs and expenses also increased for 2010 as compared to 2009 due to the recognition of $1.1 million of compensation expense related to the modification of an equity compensation plan, a $1.3 million increase in payroll related costs, a $1.1 million increase in bad debt expense, a $0.7 million increase in depreciation and amortization related primarily to certain internal-use software placed in service in the fourth quarter of 2009 and a $0.5 million increase in property and other tax expense, partially offset by a $3.8 million decrease in professional fees, repairs and maintenance and other expenses and a $1.2 million decrease related to an organizational restructuring recognized in the 2009 period. The organizational restructuring charge, depreciation and amortization, and the expense related to the modification of the equity compensation plan are not components of Adjusted EBITDA as presented in the reconciliation above.
[Year Ended December 31, 2009 Compared to Year Ended December 31, 2008—Energy Services, page 52]
     Adjusted EBITDA. Adjusted EBITDA from the Energy Services segment of $19.3 million for the year ended December 31, 2009 increased by $9.9 million, or 104.8%, from $9.4 million for the corresponding period in 2008. This increase in Adjusted EBITDA was a result of a 50.5% increase in sales volume and improved

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margins. The revenue and expense factors affecting the variance in Adjusted EBITDA are more fully discussed below.
     Revenue. Revenue from the Energy Services segment was $1,125.0 million for the year ended December 31, 2009, which is a decrease of $170.9 million, or 13.2%, from the corresponding period in 2008. This overall decrease was primarily due to a decline in refined petroleum product prices (average sales price per gallon was $1.72 and $2.98 for 2009 and 2008, respectively), which correspondingly lowers the cost of products sales, partially offset by a 50.5% increase in volumes due to increased sales activity and the inclusion of a full year in 2009 compared to approximately ten and one half months in the corresponding period in 2008 following the acquisition of Farm & Home. The change in volume resulted in an increase in revenue of $654.8 million, and was more than offset by a decrease of $825.7 million due to a decrease in prices.
     Total Costs and Expenses. Total costs and expenses from the Energy Services segment were $1,111.9 million for the year ended December 31, 2009, which is a decrease of $178.1 million, or 13.8%, from the corresponding period in 2008. Total costs and expenses include $1.2 million of reorganization expense and an increase of $0.8 million in depreciation and amortization, which are not components of Adjusted EBITDA as presented in the reconciliation above. Depreciation and amortization increased $0.8 million for 2009 from the corresponding period in 2008 due to amortization of software that was placed in service in the fourth quarter of 2009. Total costs and expenses include a decrease of $182.7 million in cost of product sales primarily related to a decrease in commodity prices in 2009 as compared to the corresponding period in 2008 (average cost of product sold per gallon was $1.66 and $2.92 for 2009 and 2008, respectively). The increase in cost of product sold resulting from an increase in volume was $641.5 million, and was more than offset by a decrease of $824.2 million resulting from a decrease in prices. This decrease in total costs and expenses was partially offset by the inclusion of a full year of operations in 2009 compared to approximately ten and one half months in the corresponding period in 2008 following the acquisition of Farm & Home.
     Operating Income. Operating income from the Energy Services segment was $13.1 million for the year ended December 31, 2009 compared to operating income of $5.9 million for the year ended December 31, 2008. Revenue and expense items impacting operating income are discussed above.

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Exhibits
13.	We note your disclosure on page 28 regarding BORCO’s storage contracts with three customers which represent 69% of BORCO’s storage revenue. Please file all such agreements as material contracts, or tell us why you believe that you are not required to file the agreements pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Registrant has reviewed the storage contracts referenced and determined that they are not material contracts pursuant to Item 601(b)(10). Item 601(b)(10) of Regulation S-K requires registrants to file contracts that are not made in the ordinary course of its business and which are material to the registrant. Contracts that ordinarily accompany the kind of business conducted by the registrant are deemed to have been made in the ordinary course of business unless, among other circumstances, the contract is material in amount or significance and the registrant’s business is substantially dependent on the contract.

The Registrant routinely enters into storage contracts in the ordinary course of its business, and none of them are material to the company. The storage contracts cover all of our various operating regions and generally provide for regional, market-based pricing. The Registrant’s business does not substantially depend on any one of these storage contracts, and the Registrant does not believe that the loss of any one of these contracts would have a material impact on its results of operations. For these reasons, the Registrant does not believe that any of its storage contracts are required to be filed as exhibits to its periodic reports filed under the Securities Exchange Act of 1934, as amended.
     Please direct any questions that you have with respect to the foregoing to Mike Rosenwasser at (212) 237-0019 or Ramey Layne at (212) 237-0135.

Sincerely,

/s/ E. Ramey Layne E. Ramey Layne
Vinson & Elkins L.L.P.

cc:	William H. Schmidt, Jr. Michael Rosenwasser (Vinson & Elkins L.L.P.)

Securities and Exchange Commission April 4, 2011 Page 14
EXHIBIT A
April _, 2011
Buckeye Partners, L.P.
One Greenway Plaza Suite 600
Houston, Texas 77046
Re: Buckeye Partners, L.P. — Registration Statement on Form S-3
Ladies and Gentlemen:
     We have acted as counsel to Buckeye Partners, L.P., a Delaware limited partnership (the “Partnership”), with respect to certain legal matters in connection with the preparation of the Registration Statement on Form S-3 (such Registration Statement, as amended on the effective date thereof being referred to herein as the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), on the date hereof and to which this opinion is an exhibit. The Registration Statement relates to the offering for resale of up to 620,861 limited partnership units representing limited partner interests in the Partnership (the “LP Units”), 1,095,722 Class B units representing limited partner interests in the Partnership (the “Class B Units”) and 1,095,722 LP Units into which those Class B Units are convertible (“Converted LP Units”, and together with the Class B Units and the LP Units, the “Units”), for the account of the selling unitholders identified in the Registration Statement. We have also participated in the preparation of the prospectus relating to the Registration Statement and included as a part thereof (the “Prospectus”).
     In rendering the opinions set forth below, we have examined originals or copies, certified or otherwise identified to our satisfaction of (i) the Amended and Restated Agreement of Limited Partnership of the Partnership dated as of November 19, 2010, and Amendment No. 1 thereto, which is currently in effect (the “Partnership Agreement”), (ii) the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of Delaware pursuant to the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”), (iii) the Third Amended and Restated Limited Liability Company Agreement of Buckeye GP LLC, the general partner of the Partnership (the “Partnership GP”), dated as of November 19, 2010, and (iv) such other certificates, statutes and other instruments and as we have deemed necessary or appropriate for purposes of this letter. We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the Partnership and the Partnership GP and such agreements, certificates of public officials, certificates of officers or other representatives of the Partnership, the Partnership GP and others, and such other documents, certificates and records, as we have deemed necessary or appropriate as a basis for the opinions set forth herein.

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     In our examination, we have assumed (i) the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such latter documents, (ii) parties to any executed documents, other than the Partnership, the Partnership GP, and the directors and officers of the Partnership GP, had the power, corporate or otherwise, to execute and deliver such documents, and the validity and binding effect thereof on such parties, (iii) all information contained in all documents reviewed by us is true and correct, (iv) the Registration Statement, and any amendments thereto (including post-effective amendments), will have become effective and comply with all applicable laws, (v) the LP Units, the Class B Units and the Converted LP Units will be issued and sold in compliance with applicable federal and state securities laws and in the manner specified in the Registration Statement and any applicable Prospectus Supplement, ~~(vi) if not described in the Prospectus, one or more Prospectus Supplements to the Prospectus contained in the Registration Statement will have been prepared and filed with the Securities and Exchange Commission describing the LP Units, the Class B Units or the Converted LP Units offered thereby~~ and (vi~~i~~) a definitive purchase, underwriting, sale or similar agreement with respect to any LP Units, Class B Units or Converted LP Units offered will have been duly authorized and validly executed and delivered.
     Based upon and subject to the foregoing, we are of the opinion that:
     1. the LP Units have been duly authorized and validly issued ~~and are fully paid (to the extent required under the Partnership Agreement) and non-assessable (except as such non-assessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware Act)~~.
     2. the Class B Units have been duly authorized and validly issued ~~and are fully paid (to the extent required under the Partnership Agreement) and non-assessable (except as such non-assessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware Act)~~.
     3. with respect to the Converted LP Units, they have been duly authorized and, when the Partnership has taken all necessary actions to approve the conversion of the Class B Units, and upon the conversion of the Class B Units to Converted LP Units in accordance with, and subject to, the conditions set forth in the Partnership Agreement, such LP Units will be validly issued~~, fully paid (to the extent required under the Partnership Agreement) and non-assessable (except as such non-assessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware Act)~~.
     4. under the Delaware Act, the purchasers of the Units will have no obligation to make payments for their purchase of such Units (other than the initial purchase price) or contributions to the Partnership solely by reason of their ownership of the Units or their status as limited partners of the Partnership.

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     With respect to paragraph 4 immediately above, the Delaware Act provides that a limited partner who receives a distribution after which the liabilities of the Partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the Partnership, would exceed the fair value of the assets of the Partnership and knew at the time the distribution was in violation of the Delaware Act will be liable to the Partnership for the amount of the distribution for three years from the date of the distribution. Further, the Delaware Act provides that, upon the winding up of the Partnership, if (a) the Partnership distributes its assets other than in the following order: (i) to creditors in satisfaction of their liabilities; (ii) to partners and former partners in satisfaction of liabilities for distributions owed under our partnership agreement; (iii) to partners for the return of their contribution; and (iv) to the partners in the proportions in which the partners share in distributions and (b) the limited partner receives a distribution of assets other than the order described in (a) and knew at time the distribution was other than the order described in (a) will be liable to the Partnership for three years from the date of the distribution. An assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the limited partnership, excluding any obligations of the assignor with respect to wrongful distributions, as described above, except the assignee is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.
     The foregoing opinions are limited in all respects to the Delaware Act, the Delaware Limited Liability Company Act and the federal laws of the United States, and we are expressing no opinion as to the effect of the laws of any other jurisdiction, domestic or foreign.
     We hereby consent to the reference to us under the heading “Legal Matters” in the Prospectus and to the filing of this opinion as an exhibit to the Registration Statement. By giving such consent we do not admit that we are within the category of persons whose consent is required under the Securities Act of 1933 or the rules and regulations of the Commission issued thereunder.
Very truly yours,